SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Newell Brands Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

651229 10 6

(CUSIP Number)

Jesse A. Lynn

Chief Operating Officer

Icahn Capital LP

16690 Collins Avenue, PH-1
Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This statement constitutes Amendment No. 7 to the Schedule 13D relating to the shares of Common Stock, par value $1.00 per share (“Shares”), issued by Newell Brands Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2018, as previously amended (the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 8, 2023, the Reporting Persons entered into a Letter Agreement (the "Agreement") with the Issuer which amends the Director Appointment and Nomination Agreement, dated as of March 18, 2018, among the Reporting Persons and the Issuer. The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is filed herewith as an exhibit and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 is hereby incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1. Letter Agreement dated February 8, 2023 (incorporated herein by reference to Exhibit 99.3 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on February 10, 2023).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

ICAHN PARTNERS LP

ICAHN ONSHORE LP

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN CAPITAL LP

IPH GP LLC

By:	/s/ Jesse Lynn

Name: Jesse Lynn

Title: Chief Operating Officer

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

/s/ Carl C. Icahn

CARL C. ICAHN

/s/ Brett Icahn

BRETT ICAHN

[Signature Page of Amendment No. 7 to Schedule 13D – Newell Brands Inc.]